UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GE HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware			001-41528	88-2515116
(State or other jurisdiction of incorporation)			(Commission File Number)	(IRS Employer Identification No.)

500 W. Monroe Street	Chicago,	IL		60661
(Address of principal executive offices)				(Zip Code)

Frank Jimenez         (833) 735-1139
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

GE HealthCare Technologies Inc., a Delaware corporation ("GE HealthCare"), completed its spin-off from General Electric Company on January 3, 2023. On January 4, 2023, GE HealthCare's common stock began regular-way trading on The Nasdaq Stock Market LLC under the ticker symbol “GEHC." Since GE HealthCare was part of General Electric Company for the entirety of 2022, the required information for GE HealthCare is included in the General Electric Company 2022 Conflict Minerals Report (the "Conflict Minerals Report").

A copy of the Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.gehealthcare.com/about/sustainability/reports. Information contained on the GE HealthCare website is not part of, nor incorporated by reference into, this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The General Electric Company 2022 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit	Description
1.01	General Electric Company 2022 Conflict Minerals Report, as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GE HealthCare Technologies Inc.
(Registrant)

Date: May 31, 2023	/s/ Frank R. Jimenez
Frank R. Jimenez, General Counsel and Corporate Secretary (authorized signatory)